Prospectus Supplement
(To Prospectus dated April 27, 1998)

                                $3,500,000,000

                         Medium-Term Notes, Series R
                   Due 9 Months or More From Date of Issue

      Chrysler Financial Corporation (the "Company") may offer from time to time its Medium-Term Notes, Series R (the "Notes") with an aggregate initial public offering price of up to $3,500,000,000 or the equivalent thereof in one or more foreign or composite currencies, subject to reduction as a result of the sale of other securities of the Company. Each Note will mature nine months or more from its date of issue and may be subject to redemption at the option of the Company or repayment at the option of the Holder thereof, in each case, in whole or in part, prior to maturity, as set forth therein and specified in a pricing supplement to this Prospectus Supplement (each, a "Pricing Supplement"). Each Note will be denominated in the currency designated by the Company (the "Specified Currency"). Unless otherwise described in the applicable Pricing Supplement, Notes denominated in U.S. Dollars will be issued in denominations of $1,000 or any integral multiple of $1,000. If the Notes are to be denominated in one or more foreign currencies or currency units, then the provisions with respect thereto (including authorized denominations) and currency exchange rate information will be set forth in the applicable Pricing Supplement.

      Each Note will bear interest from the date of original issuance at a fixed rate (a "Fixed Rate Note"), which may be zero in the case of certain Notes issued at a price representing a discount from the principal amount payable at maturity, or at a floating rate (a "Floating Rate Note") determined by reference to one or more of the Commercial Paper Rate, LIBOR, the Treasury Rate, the CD Rate, the CMT Rate, the Federal Funds Rate, the Prime Rate or such other base rate or interest rate formula as may be specified in the applicable Pricing Supplement, and may be adjusted by a "Spread" and/or "Spread Multiplier," if any, each as defined herein. Unless otherwise indicated in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each January 15 and July 15 and at maturity or, if applicable, upon redemption or repayment. The Specified Currency, interest rate or interest rate formula, issue price, maturity, interest payment dates, redemption provisions and certain other terms with respect to each Note will be established at the time of issuance and set forth in a Pricing Supplement.

      Each Note will initially be represented by a global security registered in the name of a nominee of The Depository Trust Company ("DTC") or another depositary (DTC or such other depositary, if any, described in the applicable Pricing Supplement is herein referred to as the "Depository") (a "Book-Entry Note"). Beneficial ownership interests in Book-Entry Notes will be shown on, and the transfer thereof will be effected only through, records maintained by the Depository's participants. Owners of beneficial interests in Book-Entry Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Book-Entry System." Owners of beneficial interests in Book-Entry Notes will not be considered the holders thereof.

      See "Risk Factors" commencing on page S-2 hereof and page 4 of the Prospectus for a discussion of certain risks that should be considered in connection with an investment in the Notes offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                         A CRIMINAL OFFENSE.

===============================================================================

              Price to       Agents' Discounts and            Proceeds to
              Public(1)         Commissions(2)               Company(2)(3)
              ---------         --------------               -------------
Per Note        100%              .050%-.600%                99.95%-99.40%
Total(4)   $3,500,000,000   $1,750,000-$21,000,000   $3,498,250,000-$3,479,000,000

===============================================================================

(1) Unless otherwise specified in the applicable Pricing Supplement, the price to public will be 100% of the principal amount.

(2) The Company will pay a commission to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. or Salomon Brothers Inc (each an "Agent" and together the "Agents") in the form of a discount, ranging from .05% to .60% of the principal amount of the Notes sold through such Agent, depending upon its Stated Maturity (as defined herein), except that the commission payable by the Company to the Agents with respect to Notes with maturities of or greater than thirty years will be negotiated at the time the Company issues such Notes. The Company has reserved the right to sell Notes directly to investors on its own behalf, in which case no commission will be payable. The Company may sell Notes to an Agent, as principal, at a discount for resale to one or more investors and other purchasers at varying prices related to prevailing market prices at the time of resale, as determined by such Agent, or, if so agreed, on a fixed public offering price basis. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note with an identical Stated Maturity, and may be resold by such Agent to investors and other purchasers as described above.

(3) Before deducting expenses payable by the Company estimated to be $875,000. The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act of 1933.

(4) Or the equivalent thereof in one or more foreign or composite currencies.

      The Notes are being offered on a continuous basis by the Company through the Agents, each of which has agreed to use their reasonable efforts to solicit offers to purchase Notes. The Company may also sell Notes to any Agent, acting as principal, for resale to one or more investors and other purchasers. The Company also may sell Notes directly on its own behalf. Unless otherwise indicated in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange and there can be no assurance that the maximum amount of Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or any Agent may reject any offer to purchase Notes, in whole or in part. See "Plan of Distribution."

Merrill Lynch & Co.          J.P. Morgan & Co.            Salomon Smith Barney

         The date of this Prospectus Supplement is April 30, 1998.

      IN CONNECTION WITH AN OFFERING OF NOTES PURCHASED BY THE AGENTS AS PRINCIPAL ON A FIXED OFFERING PRICE BASIS, THE AGENTS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF SUCH NOTES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF
DISTRIBUTION".

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS.


                                 RISK FACTORS

      This Prospectus Supplement does not describe all of the risks of an investment in Notes, whether resulting from such Notes being denominated or payable in or determined by reference to a currency or composite currency other than United States dollars or to one or more interest rate, currency or other indices or formulas, or otherwise. The Company and the Agents disclaim any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus Supplement or as they change from time to time. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Notes and the suitability of investing in such Notes in light of their particular circumstances. Such Notes are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions or transactions involving the applicable interest rate or currency index or other indices or formulas. Prospective investors should carefully consider, among other factors, the matters described below.

Risks Associated with Indexed Notes

      An investment in Notes indexed, as to principal or interest or both, to one or more values of currencies (including exchange rates between currencies), commodities or interest rate indices entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. If the interest rate of such a Note is so indexed, it may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued at the same time, including the possibility that no interest will be paid, and, if the principal amount of such Note is so indexed, the principal amount payable at maturity may be less than the original purchase price of such Note if allowed pursuant to the terms of such Note, including the possibility that no principal will be paid. The secondary market for such Notes will be affected by a number of factors, independent of the creditworthiness of the issuer and the value of the applicable currency, commodity or interest rate index, including the volatility of the applicable currency, commodity or interest rate index, the time remaining to the maturity of such Notes, the amount outstanding of such Notes and market interest rates. The value of the applicable currency, commodity or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. Additionally, if the formula used to determine the principal amount or interest payable with respect to such Notes contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index will be increased. The historical experiences of the relevant currencies, commodities or interest rate indices should not be taken as an indication of future performance of such currencies, commodities or interest rate indices during the term of any Note. The credit ratings assigned to the Company's medium-term note program are a reflection of the Company's credit status, and, in no way, are a reflection of the potential impact of the factors discussed above, or any other factors, on the market value of the Notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Notes and the suitability of such Notes in light of their particular circumstances.

Exchange Rates and Exchange Controls

      An investment in Foreign Currency Notes (as defined under "Description of Notes -- Foreign- Currency Notes") entails significant risks that are not associated with a similar investment in a debt security denominated and payable in United States dollars. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the United States dollar and the Specified Currency (as defined under "Description of Notes -- Foreign-Currency Notes") and the possibility of the imposition or modification of exchange controls by the applicable governments or monetary authorities. Such risks generally depend on factors over which the Company has no control, such as economic, financial and political events and the supply and demand for the applicable currencies or composite currencies. In addition, if the formula used to determine the amount of principal, premium, if any, and/or interest, if any, payable with respect to Foreign Currency Notes contains a multiplier or leverage factor, the effect of any change in the applicable currencies or composite currencies will be magnified. In recent years, rates of exchange between the United States dollar and foreign or composite currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency applicable to a Foreign Currency Note against the United States dollar would result in a decrease in the United States dollar-equivalent yield of such Foreign Currency Note, in the United States dollar-equivalent value of the principal and premium, if any, payable on the Stated Maturity of such Foreign Currency Note, and, generally, in the United States dollar-equivalent market value of such Foreign Currency Note.

      Governments or monetary authorities have imposed from time to time, and may in the future impose or revise, exchange controls at or prior to the date on which any payment of principal of, or premium, if any, or interest, if any, on, a Foreign Currency Note is due, which could affect exchange rates as well as the availability of the Specified Currency on such date. Even if there are no exchange controls, it is possible that the Specified Currency would not be available on the applicable payment date due to other circumstances beyond the control of the Company. In such cases, the Company will be entitled to satisfy its obligations in respect of such Foreign Currency Note in United States dollars.

                                 PRIOR SALES

      The Company commenced offering the Notes on July 31, 1997. As of April 30, 1998, the Company has issued $2,490,600,000 principal amount of Notes.

                             DESCRIPTION OF NOTES

      The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under the heading "Description of Debt Securities" in the Prospectus, to which reference is hereby made. The following description will apply to each Note unless otherwise specified in the applicable Pricing Supplement. Capitalized terms not defined herein have the meanings ascribed to them in the Indenture (defined below) and/or the Notes.

General

      The Notes constitute a single series of Debt Securities of the Company issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor trustee (the "Trustee"), which Indenture is more fully described in the accompanying Prospectus. See the Prospectus for a further description of the Trustee and the Notes, including the covenants, modification provisions and events of default relating to the Notes.

      The Notes are being offered on a continuous basis by the Company through the Agents. The Notes will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of the Company. The
Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. As of the date of this Prospectus Supplement, the Company has authorized the issuance and sale of up to $3,500,000,000 (or the equivalent thereof denominated in one or more foreign currencies or composite currencies) aggregate principal amount of Notes, subject to reduction as a result of the sale of other securities of the Company. As of the date of this Prospectus Supplement, the Company had issued $2,490,600,000 aggregate principal amount of Notes. Each Note will mature nine months or more from its date of issue, as selected by the purchaser and agreed to by the Company and may be subject to redemption or repayment prior to its Stated Maturity (as defined below). Notes may be issued at significant discounts from their principal amount payable on the Stated Maturity (or on any prior date on which the principal or an installment of principal of a Note becomes due and payable, whether by the declaration of acceleration, call for redemption at the option of the Company, repayment at the option of the holder or otherwise) (each such date, a "Maturity"), and some Notes may not bear interest. See "Redemption" and "Repayment at the Option of the Holder" below. Unless otherwise indicated in the applicable Pricing Supplement, currency amounts in this Prospectus Supplement, the accompanying Prospectus and any Pricing Supplement are stated in United States dollars ("$", "U.S.$" or "U.S. Dollars").

      Unless otherwise specified in such Note and described in the applicable Pricing Supplement, the Notes will be denominated in U.S. Dollars and payments of principal, premium, if any, and any interest on the Notes will be made in U.S. Dollars. If any Note is to be denominated other than exclusively in U.S. Dollars, or if the principal of, premium, if any, or any interest on the Note is to be payable in one or more currencies (or currency units or in amounts determined by reference to an index or indices) other than that in which such Note is denominated, additional information with respect thereto (including authorized denominations and applicable exchange rate information) will be provided in the applicable Pricing Supplement. Unless otherwise described in the applicable Pricing Supplement, Notes denominated in U.S. Dollars will be issued in denominations of $1,000 or any integral multiple of $1,000.

      Interest rates offered by the Company with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of the Notes purchased in any single transaction. Interest rates, interest rate formulae and other variable terms of the Notes are subject to change by the Company from time to time, but no such change will affect any Note already issued or as to which an offer to purchase has been accepted by the Company.

      Each Note will be issued initially as a Book-Entry Note in fully registered form without coupons. Except as set forth under "Book-Entry System," owners of beneficial interests in Book-Entry Notes will not be entitled to physical delivery of Notes in certificated form (each a "Certificated Note"). Beneficial interests in Book-Entry Notes may be transferred through a participating member of the Depository. All references herein to holders will be, with respect to Book-Entry Notes, to the Depository or its nominee. See "Book-Entry System."

      Upon issuance thereof in the limited circumstances described in "Book-Entry System," Certificated Notes will be exchangeable for Certificated Notes in other authorized denominations, in an equal aggregate principal amount and otherwise bearing identical terms and provisions, in accordance with the provisions of the Indenture. Certificated Notes may be presented for registration of transfer or for exchange at the office of the Registrar in The City of New York designated for such purpose. No service charge will be made for any transfer or exchange of any Certificated Note, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

      The Pricing Supplement relating to a Note will describe the following terms: (i) whether such Note is a Fixed Rate Note or a Floating Rate Note;
(ii) whether such Note is a Discount Note (as defined below), and, if so, the total amount of original issue discount, the amount of original issue discount allocable to the initial accrual period, and the yield to maturity of such Note; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "Issue Price"); (iv) the date on which such Note will be issued (the "Original Issue Date"); (v) the date on which such Note will mature (the "Stated Maturity");
(vi) if such Note is a Fixed Rate Note, the rate per annum at which such Note will bear interest, if any; (vii) if such Note is a Floating Rate Note, the Base Rate (as defined below), the Initial Interest Rate, the Interest Reset Period, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate, if any, the Minimum Interest Rate, if any, the Spread and/or Spread Multiplier, if any (all as defined below) and any other terms relating to the particular method of calculating the interest rate for such Note; (viii) whether such Note may be redeemed at the option of the Company, or repaid at the option of the holder, prior to the Stated Maturity, and, if so, the provisions relating to such redemption or repayment, including, in the case of a Discount Note, the information necessary to determine the amount due upon redemption or repayment; (ix) the Specified Currency in which such Note is denominated; and (x) any other terms of such Note not inconsistent with the provisions of the relevant Indenture.

      Unless otherwise specified in a Note and described in the applicable Pricing Supplement, "Business Day" with respect to any Note means any day, other than a Saturday or Sunday, that is (i) not a day on which banking institutions are authorized or required by law, regulation or executive order to be closed in The City of New York and (ii) if such Note is a LIBOR Note (as defined below), a London Business Day. "London Business Day" means (a) if the Index Currency (as defined below) is other than the European Currency Unit ("ECU"), any day on which dealings in deposits in such Index Currency are transacted in the London interbank market or (b) if the Index Currency is the ECU, any day that is not designated as an ECU Non-Settlement Date by the ECU Banking Association in Paris or otherwise generally regarded in the ECU interbank market as a day on which payments on ECUs shall not be made.

     Notes may be issued as discounted securities (bearing no interest or interest at rates which at the time of issuance are below market rates), at prices below their stated principal amounts, which securities will provide that upon redemption or acceleration of the maturity thereof amounts less than the principal amounts thereof shall become due and payable, or as other Notes which for United States Federal income tax purposes would be considered to have original issue discount ("Discount Notes"). See "Certain United States Federal Income Tax Considerations." Certain additional considerations relating to any Discount Notes may be described in the Pricing Supplement relating thereto.

      Unless otherwise specified in a Note and described in the applicable Pricing Supplement, if the principal of any Discount Note is declared to be, or automatically becomes, due and payable immediately as described in the accompanying Prospectus under "Description of Debt Securities -- Events of Default," the amount of principal due and payable with respect to such Note shall be the Amortized Face Amount of such Note calculated as of the date of such acceleration of the maturity of such Note. The "Amortized Face Amount" of a Discount Note as of any date for which a calculation is being made shall be an amount equal to the sum of (i) the aggregate principal amount of such Note multiplied by the Issue Price plus (ii) the portion of the difference between the Issue Price and the principal amount of such Note that has accrued at the yield to maturity set forth in the Pricing Supplement (computed in accordance with generally accepted United States bond yield computation principles) to the date with respect to which such calculation is being made, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

      The initial Paying Agent, Registrar and Transfer Agent for the Notes is The Chase Manhattan Bank, acting through its principal corporate trust offices in The City of New York. The Company reserves the right at any time to vary or terminate the appointment of the Paying Agent, Registrar and the Transfer Agent and to appoint additional Paying Agents, Registrars and Transfer Agents and to approve any change in the office through which the Paying Agent, Registrar or Transfer Agent acts, provided that, so long as any Notes remain outstanding, there will at all times be a Paying Agent in The City of New York and the Company will maintain in The City of New York one or more offices or agencies where Notes may be presented for registration of transfer and exchange.

      Payments of principal of, and premium and interest, if any, on Book-Entry Notes will be made by the Company through the Paying Agent to the Depository. See "Book-Entry System."

      Upon issuance thereof in the limited circumstances described in "Book-Entry System," payments of interest on a Certificated Note (other than interest payable at Maturity) will be made, except as provided below, by check mailed to the Person in whose name such Note is registered in the Security Register (the "Registered Holder"). Notwithstanding the foregoing, a Holder of $10,000,000 or more in aggregate principal amount of Certificated Notes of like tenor and term shall be entitled to receive such U.S. dollar payments by wire transfer of immediately available funds, but only if appropriate wire transfer instructions have been received in writing by the Trustee not later than fifteen calendar days prior to the applicable Interest Payment Date. Principal and any premium and interest payable at the Maturity of a Certificated Note will be paid in immediately available funds upon surrender of such Note at the corporate trust office or agency of the Paying Agent in The City of New York.

Interest

   General

      Unless otherwise specified in an applicable Pricing Supplement, each Note will bear interest from and including its Original Issue Date at the rate per annum or, in the case of a Floating Rate Note, pursuant to the interest rate formula stated therein and in the applicable Pricing Supplement until the principal thereof is paid or made available for payment. Interest will be payable in arrears on each date specified in the applicable Pricing Supplement on which an installment of interest is due and payable (each such day being an "Interest Payment Date") and at Maturity. Unless otherwise specified in the applicable Pricing Supplement, the "Regular Record Date" with respect to any Interest Payment Date for a Floating Rate Note shall be the date (whether or not a Business Day) fifteen calendar days immediately preceding such Interest Payment Date, and for a Fixed Rate Note (unless otherwise specified in the applicable Pricing Supplement) shall be the January 1 or July 1 (whether or not a Business Day) immediately preceding such Interest Payment Date. Interest payable and punctually paid or duly provided for on any Interest Payment Date will be paid to the Registered Holder at the close of business on the Regular Record Date immediately preceding such Interest Payment Date; provided, however, that in the case of a Note issued between a Regular Record Date and the related Interest Payment Date, interest for the period beginning on the Original Issue Date for such Note and ending on such Interest Payment Date shall be paid on the first succeeding Interest Payment Date to the Registered Holder of such Note on the related Regular Record Date, and provided, further, that interest payable at Maturity will be payable to the Person to whom principal shall be payable.

   Fixed Rate Notes

      Unless otherwise specified in an applicable Pricing Supplement, each Fixed Rate Note will bear interest from, and including, its Original Issue Date, or the most recent date to which interest has been paid or duly provided for, to, but excluding, the Interest Payment Date or Maturity, as the case may be, at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise set forth in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each January 15 and July 15 and at Maturity. Each payment of interest on a Fixed Rate Note in respect of an Interest Payment Date shall include interest accrued through the day before such Interest Payment Date. Unless otherwise specified in an applicable Pricing Supplement, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months. Any payment required to be made in respect of a Fixed Rate Note on a date that is not a Business Day for such Note need not be made on such date, but may be made on the first succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment.

   Floating Rate Notes

      Each Floating Rate Note will bear interest from and including its Original Issue Date in accordance with the interest rate formula specified therein until the principal thereof is paid or otherwise made available for payment. The interest rate on such Note for each Interest Reset Period (as defined below) will be determined by reference to an interest rate basis (the "Base Rate"), plus or minus the Spread, if any, and/or multiplied by the Spread Multiplier, if any, or pursuant to an interest rate formula. The "Spread" is the number of basis points (one basis point equals one one-hundredth of a percentage point) that may be specified in the applicable Pricing Supplement as being applicable to such Note, and the "Spread Multiplier" is the percentage that may be specified in the applicable Pricing Supplement as being applicable to such Note. The applicable Pricing Supplement will designate one or more of the following Base Rates as applicable to a Floating Rate Note: (i) LIBOR (a "LIBOR Note"), (ii) the Commercial Paper Rate (a "Commercial Paper Rate Note"), (iii) the Treasury Rate (a "Treasury Rate

Note"), (iv) the CD Rate (a "CD Rate Note"), (v) the CMT Rate (a "CMT Rate Note"), (vi) the Federal Funds Rate (a "Federal Funds Rate Note"), (vii) the Prime Rate (a "Prime Rate Note") or (viii) such other Base Rate or interest rate formula as is set forth in such Pricing Supplement and in such Note. In addition, a Floating Rate Note may bear interest in respect of two or more Base Rates. The "Index Maturity" for any Note is the period of maturity of the instrument or obligation from which the Base Rate is calculated. "H.15(519)" means the publication entitled "Statistical Release H.15(519), Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System.

      Unless otherwise provided in the applicable Pricing Supplement, each Base Rate shall be the rate determined in accordance with the applicable provisions below. Except as set forth above or in an applicable Pricing Supplement, the interest rate in effect on each day shall be (a) if such day is an Interest Reset Date (as defined below), the interest rate determined with respect to the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (b) if such day is not an Interest Reset Date, the interest rate determined with respect to the Interest Determination Date immediately preceding the next preceding Interest Reset Date.

      As specified in the applicable Pricing Supplement, a Floating Rate Note may also have either or both of the following (in each case expressed as a rate per annum on a simple interest basis); (i) a maximum limitation, or ceiling, on the rate at which interest may accrue during any interest period ("Maximum Interest Rate") and (ii) a minimum limitation, or floor, on the rate at which interest may accrue during any interest period ("Minimum Interest Rate"). In addition to any Maximum Interest Rate that may be applicable to any Floating Rate Note, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

      The Company will appoint, and enter into an agreement with, First Trust of New York, National Association (the "Calculation Agent") to calculate interest rates on Floating Rate Notes. The interest rate on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually or annually (such period being the "Interest Reset Period" for such Note, and the first day of each Interest Reset Period being an "Interest Reset Date") as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Date will be, in the case of Floating Rate Notes that reset daily, each Business Day; in the case of Floating Rates Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week; in the case of Treasury Rate Notes that reset weekly, Tuesday of each week (except as provided below); in the case of Floating Rate Notes that reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, the third Wednesday of March and September; and, in the case of Floating Rate Notes that reset annually, the third Wednesday of September; provided, however, that, unless otherwise specified in the applicable Pricing Supplement, the interest rate in effect from the Original Issue Date to but excluding the first Interest Reset Date with respect to such Floating Rate Note will be the Initial Interest Rate (as set forth in the applicable Pricing Supplement). If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the first succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

      Unless otherwise specified in the applicable Pricing Supplement, interest payable in respect of Floating Rate Notes shall be the accrued interest from and including the Original Issue Date or the last date to which interest has been paid, as the case may be, to but excluding the applicable Interest Payment Date or Maturity, as the case may be.

      With respect to a Floating Rate Note, accrued interest shall be calculated by multiplying the principal amount of such Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. Unless otherwise specified in the applicable Pricing Supplement, the interest factor for each such day will be computed by dividing the interest rate in effect on such day by 360, in the case of LIBOR Notes, Commercial Paper Rate Notes, CD Rate Notes, Federal Funds Rate Notes and Prime Rate Notes, or by the actual number of days in the year, in the case of CMT Rate Notes or Treasury Rate Notes. Unless otherwise specified in an applicable Pricing Supplement, the interest factor for Notes for which the interest rate is calculated with reference to two or more Base Rates will be calculated in each period in the same manner as if only one of the applicable Base Rates applied. For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date.

      Unless otherwise specified in the applicable Pricing Supplement, all percentages resulting from any calculation of the rate of interest of a Floating Rate Note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to
9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

      Unless otherwise indicated in the applicable Pricing Supplement and except as provided below, interest will be payable, in the case of Floating Rate Notes that reset daily, weekly, or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Pricing Supplement; in the case of Floating Rate Notes that reset quarterly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, on the third Wednesday of March and September; and, in the case of Floating Rate Notes that reset annually, on the third Wednesday of September and, in all such cases, at Maturity. If an Interest Payment Date with respect to any Floating Rate Note (other than an Interest Payment Date at Maturity) would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the first succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day falls in the next calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the Maturity of a Floating Rate Note falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after such Maturity.

      The interest rate applicable to each Interest Reset Period commencing on the Interest Reset Date with respect to such Interest Reset Period will be the rate determined as of the applicable "Interest Determination Date." Unless otherwise specified in the applicable Pricing Supplement, the Interest Determination Date with respect to the CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day preceding each Interest Reset Date for the related Note; the Interest Determination Date with respect to LIBOR will be the second London Business Day preceding each Interest Reset Date. With respect to the Treasury Rate, unless otherwise specified in an applicable Pricing Supplement, the Interest Determination Date will be the day in the week in which the related Interest Reset Date falls on which day Treasury bills (as defined below) are normally auctioned (Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the related Interest Reset Date, the related Interest Determination Date will be such preceding Friday; and provided, further, that if an auction falls on any Interest Reset Date, then the related Interest Reset Date will instead by the first Business Day following such auction. Unless otherwise specified in the applicable Pricing Supplement, the Interest Determination Date pertaining to a Floating Rate Note the interest rate of which is determined with reference to two or more Base Rates will be the latest Business Day which is at least two Business Days prior to such Interest Reset Date for such Floating Rate Note on which each Base Rate is determinable. Each Base Rate will be determined as of such date, and the applicable interest rate will take effect on the related Interest Reset Date. Unless otherwise specified in the applicable Pricing Supplement, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such

Interest Determination Date, or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day preceding the applicable Interest Payment Date or Maturity, as the case may be.

      Upon the request of the Holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Note.

      Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination
Date relating to a Commercial Paper Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "Commercial Paper Rate Determination Date"), the Money Market Yield (calculated as described below) on such Commercial Paper Rate Determination Date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published by the Board of Governors of the Federal Reserve System in H.15(519) under the caption "Commercial Paper--Nonfinancial" or, if such heading is no longer available, such other heading representing commercial paper issued by non-financial entitieswhose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization. In the event that such rate is not so published prior to 9:00 a.m., New York City time, on the Calculation Date pertaining to such Commercial Paper Rate Determination Date, then the "Commercial Paper Rate" shall be the Money Market Yield on such Commercial Paper Rate Determination Date of the rate for commercial paper of the specified Index Maturity as published by the Federal Reserve Bank of New York in its daily statistical release "Composite 3:30 p.m. Quotations for U.S. Government Securities" or any successor publication of the Federal Reserve Bank of New York ("Composite Quotations") under the heading "Commercial
Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If by 3:00 p.m., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the "Commercial Paper Rate" for such Commercial Paper Rate Determination Date shall be calculated by the Calculation Agent and shall be the Money Market Yield of the arithmetic mean of the offered per annum rates (quoted on a bank discount basis), as of 11:00 a.m., New York City time, on such Commercial Paper Rate Determination Date, of three leading dealers of commercial paper in The City of New York (any of which may be an Agent or an affiliate of an Agent) selected by the Calculation Agent for commercial paper of the specified Index Maturity placed for an industrial issuer whose bond rating is "Aa" or the equivalent, from a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting offered rates as mentioned in this sentence, the "Commercial Paper Rate" for such Commercial Paper Rate Determination Date will be the same as the Commercial Paper Rate in effect on such Commercial Paper Rate Determination Date.

     "Money Market Yield" shall be a yield (expressed as a percentage rounded upwards to the nearest one hundred-thousandth of a percentage point) calculated in accordance with the following formula:

                                      D X 360
                Money Market Yield = -----------   X 100
                                     360-(D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

      LIBOR Notes. Each LIBOR Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" means the rate determined by the Calculation Agent in accordance with the following provisions:

      With respect to an Interest Determination Date relating to a LIBOR Note or any Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "LIBOR Determination Date"), LIBOR will be either: (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the arithmetic mean of the offered rates (unless the specified Designated LIBOR Page (as defined below) by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Index Currency (as defined below) having the Index Maturity designated in the applicable Pricing Supplement, commencing on the second London Business Day immediately following that LIBOR Determination Date, that appear on the Designated LIBOR Page specified in the applicable Pricing Supplement as of 11:00 a.m. London time, on that LIBOR Determination Date, if at least two such offered rates appear (unless, as aforesaid, only a single rate is required) on such Designated LIBOR Page, or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement, the rate for deposits in the Index Currency having the Index Maturity designated in the applicable Pricing Supplement commencing on the second London Business Day immediately following that LIBOR Determination Date that appears on the Designated LIBOR Page specified in the applicable Pricing Supplement as of 11:00 a.m. London time, on that LIBOR Determination Date. If fewer than two offered rates appear, or no rate appears, as applicable, LIBOR in respect of the related LIBOR Determination Date will be determined as if the parties had specified the rate described in clause (ii) below.

      With respect to a LIBOR Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the applicable Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity designated in the applicable Pricing Supplement, commencing on the second London Business Day immediately following such LIBOR Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are provided, LIBOR determined on such LIBOR Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR determined on such LIBOR Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., (or such other time specified in the applicable Pricing Supplement), in the applicable Principal Financial Center (as defined below), on such LIBOR Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent for loans in the Index Currency to leading European banks, having the Index Maturity designated in the applicable Pricing Supplement and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined on such LIBOR Determination Date will be LIBOR in effect on such LIBOR Determination Date.

      "Index Currency" means the currency (including composite currencies) specified in the applicable Pricing Supplement as the currency for which LIBOR shall be calculated. If no such currency is specified in the applicable Pricing Supplement, the Index Currency shall be U.S. Dollars.

      "Designated LIBOR Page" means either (a) if "LIBOR Reuters" is designated in the applicable Pricing Supplement, the display on the Reuters Monitor Money Rates Service for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency, or (b) if "LIBOR Telerate" is designated in the applicable Pricing Supplement, the display on the Dow Jones Telerate Service for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency. If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable Pricing Supplement, LIBOR for the applicable Index Currency will be determined as if LIBOR Telerate (and, if the U.S. Dollar is the Index Currency, LIBOR Page 3750) has been specified.

      "Principal Financial Center" will be the capital city of the country of the specified Index Currency, except that with respect to U.S. dollars and ECUs, the Principal Financial Center shall be The City of New York and Luxembourg, respectively.

      Treasury Rate Notes. Each Treasury Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Interest Determination Date relating to a Treasury Rate Note or any Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "Treasury Rate Determination Date"), the rate applicable to the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "U.S. Government Securities -- Treasury bills -- auction average (investment)" or, in the event that such rate is not so published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Treasury Rate Determination Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) on such Treasury Rate Determination Date as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the specified Index Maturity are not published or reported as provided above by 3:00 p.m., New York City time, on such Calculation Date, or if no such auction is held in a particular week, then the "Treasury Rate" for such Interest Reset Period shall be calculated by the Calculation Agent and shall be the yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Determination Date, of three leading primary United States government securities dealers (any of which may be an Agent or an affiliate of an Agent) selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as mentioned in this sentence, the "Treasury Rate" with respect to such Treasury Rate Determination Date will be the Treasury Rate in effect on such Treasury Rate Determination Date.

      CD Rate Notes. Each CD Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date relating to a CD Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "CD Rate Determination Date"), the rate on such CD Rate Determination Date for negotiable certificates of deposit having the Index Maturity designated in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "CDs (Secondary Market)." In the event that such rate is not so published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such CD Rate Determination Date, then the "CD Rate" for such Interest Reset Period shall be the rate on such CD Rate Determination Date for negotiable certificates of deposit of the specified Index Maturity as published in Composite Quotations under the heading "Certificates of Deposit." If, by 3:00 p.m., New York City time, on such Calculation Date, such rate is not yet published in either H.15(519) or Composite Quotations, then the "CD Rate" on such CD Rate Interest Determination Date shall be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such CD Rate Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York (any of which may be an Agent or an affiliate of an Agent) selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks (in the market for negotiable certificates of deposit) with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers selected as aforesaid by the

Calculation Agent are not quoting as mentioned in this sentence, the CD Rate with respect to such CD Rate Determination Date will be the CD Rate in effect on such CD Rate Determination Date.

      CMT Rate Notes. Each CMT Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "CMT Rate" means, with respect to any Interest Determination Date relating to any Floating Rate Note for which the interest rate is determined with reference to the CMT Rate (a "CMT Rate Interest Determination Date"), the rate displayed on the Designated CMT Telerate Page under the caption "Treasury Constant Maturities. Federal Reserve Board Release H.15. Monday Approximately 3:45 P.M.", under the column for the Designated CMT Maturity Index for (i) if the Designated CMT Telerate Page is 7051, the rate on such CMT Rate Interest Determination Date and (ii) if the Designated CMT Telerate Page is 7052, the weekly or the monthly average, as specified in the Pricing Supplement, for the week or the month, as applicable, ended immediately preceding the week in which the related CMT Rate Interest Determination Date occurs. If such rate is no longer displayed on the relevant page or is not displayed by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published or is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate on such CMT Rate Interest Determination Date will be such treasury constant maturity rate of the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate on the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on such CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include the Agent or its affiliates) selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent is unable to obtain three such Treasury Note quotations, the CMT Rate on such CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on such CMT Rate Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million. If three or four (and not five) of the Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers so selected by the Calculation Agent are quoting as mentioned herein, the CMT Rate Interest Determination Date will be the CMT Rate in effect on such CMT Rate Interest Determination Date. If two Treasury Notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the Calculation Agent will obtain from five Reference Dealers quotations for the Treasury Note with the shorter remaining term to maturity.

      "Designated CMT Telerate Page" means the display on the Dow Jones Telerate Service on the page specified in the applicable Pricing Supplement (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no such page is specified in the applicable Pricing Supplement, page 7051.

     "Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Pricing Supplement, the Designated CMT Maturity Index shall be 2 years.

      Federal Funds Rate Notes. Each Federal Funds Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to a Federal Funds Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "Federal Funds Rate Determination Date"), the rate on such Federal Funds Rate Determination Date for Federal Funds as such rate shall be published in H.15(519) under the heading "Federal Funds (Effective)." In the event that such rate is not so published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such Federal Funds Rate Determination Date, then the "Federal Funds Rate" on such Federal Funds Rate Determination Date shall be the rate as published in Composite Quotations under the heading "Federal Funds/Effective Rate." If, by 3:00 p.m., New York City time, on such Calculation Date, such rate is not yet published in either H.15(519) or Composite Quotations, then the "Federal Funds Rate" for such Federal Funds Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States Dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York selected by the Calculation Agent prior to 9:00 a.m., New York City time, on such Federal Funds Rate Determination Date; provided, however, that if the brokers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate with respect to such Federal Funds Rate Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Determination Date.

      Prime Rate Notes. Each Prime Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, the "Prime Rate" means, with respect to any Interest Determination Date relating to a Prime Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "Prime Rate Determination Date"), the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 (as defined below) as such bank's prime rate or base lending rate as in effect for that Prime Rate Determination Date. If fewer than four such rates but more than one such rate appear on the Reuters Screen USPRIME1 for such Prime Rate Determination Date, the Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Determination Date by four major money center banks in The City of New York selected by the Calculation Agent. If fewer than two such rates appear on the Reuters Screen USPRIME1, the Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in The City of New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least U.S. $500,000,000 and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks or trust companies selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate for such Prime Rate Determination Date will be the Prime Rate as determined based on the last such rate published in H.15(519). "Reuters Screen USPRIME1" means the display designated as page "USPRIME1" on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

Redemption

      Unless otherwise specified in an applicable Pricing Supplement, the Notes will not be subject to any sinking fund. If provided in an applicable Pricing Supplement, Notes may be subject to redemption, in whole or in part, prior to their Stated Maturity at the option of the Company or through operation of a mandatory or optional sinking fund or analogous provisions. Such Pricing Supplement will set forth the detailed terms of such redemption, including, but not limited to, the date after or on which and the price or prices (including premium, if any) at which such Notes may be redeemed. Unless otherwise specified in the applicable Pricing Supplement, the Company may redeem any Notes that are redeemable and remain outstanding either in whole or in part upon not less than 30 nor more than 60 days' notice.

Repayment at the Option of the Holder

      If provided in an applicable Pricing Supplement, Notes will be subject to repayment at the option of the Holders thereof in accordance with the terms of such Notes on their respective optional repayment dates, if any, as agreed upon by the Company and the purchasers thereof at the time of sale (each, an "Optional Repayment Date"). If no Optional Repayment Date is indicated with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to its Stated Maturity. Unless otherwise specified in the applicable Pricing Supplement, on any Optional Repayment Date with respect to any Note, such Note will be repayable in whole or in part in increments of $1,000 (provided that any remaining principal amount of such Note shall not be less than the minimum denomination of such Note) at the option of the Holder thereof at a repayment price equal to 100% of the principal amount to be repaid, together with interest thereon payable to the date of repayment.

      Unless otherwise specified in the applicable Pricing Supplement, in order for a Note to be repaid at the option of the Holder, the applicable Trustee must receive the Note, at least 30 days but not more than 60 days prior to the repayment date, with the section entitled "Option to Elect Repayment" on the reverse of the Note duly completed. Exercise of a repayment option by the Holder of a Note will be irrevocable.

Other Provisions; Addenda

      Any provisions with respect to Notes, including the determination of a Base Rate, calculation of the interest rate applicable to a Floating Rate Note, its Interest Payment Dates or any other matter relating thereto may be modified by the terms as specified under "Other Provisions" on the face thereof or in an Addendum relating thereto, if so specified on the face thereof and in the applicable Pricing Supplement.

Foreign-Currency Notes

      If any Note is not to be denominated in U.S. Dollars (a "Foreign-Currency Note"), certain provisions with respect thereto will be set forth in an applicable Pricing Supplement which will specify the currency or currencies, including composite currencies such as the ECU, in which the principal, premium, if any, and interest, if any, with respect to such Note are to be paid (the "Specified Currency"), along with any other terms relating to the non-U.S. Dollar denomination.

Indexed Notes

      Notes also may be issued with the principal amount payable at Maturity and/or interest to be paid thereon to be determined with reference to the price or prices of specified commodities or stocks, the exchange rate of one or more specified currencies (including a composite currency such as the ECU relative to an indexed currency, or such other price or exchange rate as may be specified in a Pricing Supplement relating to such Note ("Indexed Notes"). Holders of such Notes may receive a principal amount at Maturity that is greater than or less than the face amount of the Notes depending upon the relative value at Maturity of the specified indexed item. Information as to the method for determining the principal amount payable at Maturity, certain historical information with respect to the specified indexed item and tax considerations associated with investment in Indexed Notes will be set forth in the applicable Pricing Supplement.

                              BOOK-ENTRY SYSTEM

      The Notes will initially be issued in whole or in part as Book-Entry Notes represented by a Global Security (as defined in the accompanying Prospectus) deposited with, or on behalf of, the Depository and registered in the name of the Depository or a nominee of the Depository. Unless otherwise specified in the applicable Pricing Supplement, DTC will be the Depository.

      So long as the Depository for a Global Security, or a nominee of the Depository, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Book-Entry Notes represented by a Global Security will not be considered the owners or holders thereof under the Indenture, will not be entitled to have Book-Entry Notes represented by such Global Security registered in their names and will not be entitled to physical delivery of Notes in certificated form evidencing their respective beneficial interests therein. A Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor.

      Payments of principal of and any premium and interest on Book-Entry Notes represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, any Paying Agent nor the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Book-Entry Notes represented by a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the Depository or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes represented by such Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

      If the Depository with respect to any Global Security is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days of such time, the Company will issue Certificated Notes in exchange for each Book-Entry Note represented by such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by a Global Security and, in such event, will issue Certificated Notes in exchange for the Book-Entry Notes represented by such Global Security. In either instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to have a Certificated Note or Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Note or Notes.

      DTC has advised the Company and the Agents as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for persons that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. DTC's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

      DTC has also advised the Company and the Agents that, upon the issuance by the Company of Book-Entry Notes represented by a Global Security, DTC will credit on its book-entry registration and transfer system the respective principal amounts of the Book-Entry Notes represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the applicable Agent or by the Company if such Notes are offered and sold directly by the Company. Ownership of beneficial interests in Book-Entry Notes represented by a Global Security registered in the name of DTC or its nominee will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in Book-Entry Notes represented by a Global Security registered in the name of DTC or its nominee will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants), or by participants or persons that may hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in Book-Entry Notes.


           CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes created or organized in or under the laws of the United States, any state or the District of Columbia (other than a partnership that is not treated as a United States person under applicable

Treasury regulations), (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons will also be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

      Payments of Interest. Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

      Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") issued by the Internal Revenue Service ("IRS") on January 27, 1994, as amended on June 11, 1996, under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code").

      For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

      Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

      A U.S. Holder who purchases a Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Note after the purchase date other than payments of qualified stated interest will be considered to have purchased the Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

      Under the OID Regulations, Floating Rate Notes and Indexed Notes ("Variable Notes") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

      A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Note. An "objective rate" is a rate that is not itself a qualified floating rate but that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

      If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if the interest on such Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (i.e., at a price below the Note's stated principal amount) in excess of a specified de minimus amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

      In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

      Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. Each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

     If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt obligation. U.S. Holders should be aware that on June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current United States Federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations apply to debt instruments issued on or after August 13, 1996. The proper United States Federal income tax treatment of Variable Notes that are treated as contingent payment debt obligations will be more fully described in the applicable Pricing Supplement. Furthermore, any other special United States Federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Notes will be discussed in the applicable Pricing Supplement.

      Certain of the Notes (i) may be redeemable at the option of the Company prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

      U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

      Short-Term Notes. Notes that have a fixed maturity of one year or less ("Short-Term Notes") will be treated as having been issued with original issue discount. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Note will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for United States Federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

      Market Discount. If a U.S. Holder purchases a Note, other than a Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such difference is less than a specified de minimis amount.

      Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

      A U.S. Holder may be required to defer the deduction of all or a A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent that the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

      Premium. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

      Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Such gain or loss generally will be long-term capital gain or loss if the Note were held for more than the applicable holding period. The Taxpayer Relief Act of 1997 reduced the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than eighteen months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). Prospective investors should consult their own tax advisors concerning these tax law changes.

Notes Denominated or on Which Interest is Payable in a Foreign Currency

      As used herein, "Foreign Currency" means a currency or currency unit other than U.S. Dollars.

      Payments of Interest in a Foreign Currency.

      Cash Method. A U.S. Holder who uses the cash method of accounting for United States Federal income tax purposes and who receives a payment of interest on a Note (other than original issue discount or market discount) will be required to include in income the U.S. dollar value of the Foreign Currency payment (determined on the date such payment is received) regardless of whether the payment is in fact converted to U.S. dollars at that time, and such U.S. dollar value will be the U.S. Holder's tax basis in such Foreign Currency.

      Accrual Method. A U.S. Holder who uses the accrual method of accounting for United States Federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the rate of exchange on the date of receipt. The above election will apply to other debt obligations held by the U.S. Holder and may not be changed without the consent of the IRS. A U.S. Holder should consult a tax advisor before making the above election. A U.S. Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

      Purchase, Sale and Retirement of Notes. A U.S. Holder who purchases a Note with previously owned Foreign Currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder's tax basis in the Foreign Currency and the U.S. dollar fair market value of the Foreign Currency used to purchase the Note, determined on the date of purchase.

      Except as discussed above with respect to Short-Term Notes, upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss (except to the extent of any accrued market discount not previously included in the U.S. Holder's income) and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held by such U.S. Holder for more than the applicable holding period. The Taxpayer Relief Act of 1997 reduced the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than eighteen months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). Prospective investors should consult their own tax advisors concerning these tax law changes. To the extent the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "Payments of Interest in a Foreign Currency" above. If a U.S. Holder receives Foreign Currency on such a sale, exchange or retirement the amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the Note is disposed of (or deemed disposed of in the case of a taxable exchange of the Note for a new
Note). In the case of a Note that is denominated in Foreign Currency and is traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. A U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized acquisition or other premium and any principal payments received by the holder. A U.S. Holder's tax basis in a Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the U.S. dollar value of the Foreign Currency amount paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

      Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date such payment is received or the Note is disposed of, and the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note.

      Original Issue Discount. In the case of a Discount Note or Short-Term Note, (i) original issue discount is determined in units of the Foreign Currency, (ii) accrued original issue discount is translated into U.S. dollars as described in "Payments of Interest in a Foreign Currency -- Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into U.S. dollars at the rate of exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above.

      Premium and Market Discount. In the case of a Note with market discount, (i) market discount is determined in units of the Foreign Currency,
(ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into U.S. dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a U.S. Holder for any accrual period is translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "Payments of Interest in a Foreign Currency -- Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

      With respect to a Note issued with amortizable bond premium, such premium is determined in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. Although not entirely clear, a U.S. Holder should recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the U.S. dollar value of the bond premium determined on the date of the acquisition of the Note.

      Exchange of Foreign Currencies. A U.S. Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the U.S. dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Foreign Currency (including its exchange for U.S. dollars or its use to purchase Notes) will be ordinary income or loss.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

      Generally, a non-U.S. Holder will not be subject to U.S. Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, attributable to an office or other fixed place of business maintained by the non-U.S. Holder in the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

      The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

      Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New Withholding Regulations

      On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                             PLAN OF DISTRIBUTION

      The Notes are offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable efforts to solicit offers to purchase the Notes. The Company will pay each Agent a commission ranging from .05% to .60% of the principal amount of Notes sold through such Agent, depending on the maturity of the Notes sold, except that the commission payable by the

Company to the Agents with respect to Notes with maturities of or greater than thirty years will be negotiated at the time the Company issues such Notes. The Company has also agreed to reimburse the Agents for certain of their expenses.

      The Company may also sell the Notes to any Agent, as principal, at a discount for resale to one or more investors and other purchasers at varying prices related to prevailing market prices at the time of resale, as determined by such Agent, or, if so agreed, on a fixed public offering price basis. The Company reserves the right to sell Notes directly on its own behalf in those jurisdictions where it is authorized to do so. No commission will be payable on any sales made directly by the Company.

      In addition, each Agent may offer the Notes is has purchased as principal, to or through dealers and, unless otherwise specified in the applicable Pricing Supplement, such dealers may receive compensation in the form of discounts, concessions or commissions from such Agent not in excess of the discount or commission received by the Agent from the Company.

      Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of identical maturity, and may be resold by the Agent to investors and other purchasers as described above. After the initial public offering of Notes to be resold to investors and other purchasers the public offering price (in the case of Notes to be sold at a fixed public offering price), the concession and the discount may be changed. The applicable Pricing Supplement may set forth further information with respect to distribution of the Notes.

      The Company will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes. Each Agent will have the right, in its sole discretion, to reject any offer received by it. Payment of the purchase price of Notes will be required to be made in immediately available funds.

      Each Agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Agents may be required to make in respect thereof. The Company has agreed to reimburse the Agents for certain expenses.

      The Notes are a new issue of securities with no established trading market. The Agents have informed the Company that they intend to make a market in the Notes, but are under no obligation to do so and such market making may be discontinued at any time. No assurance can be given as to the liquidity of a trading market for the Notes.

      Concurrently with the offering of Notes described herein, the Company may issue other Debt Securities described in the accompanying Prospectus pursuant to the Indenture, and the amount of Notes offered hereby may be subject to reduction as a result of such sales.

      In connection with the offering of Notes purchased by the Agents as principal on a fixed price basis, the Agents are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Agents create a short position in the Notes in connection with the offering (i.e., if they sell Notes in an aggregate principal amount exceeding that set forth in the applicable Pricing Supplement), then the Agents may reduce that short position by purchasing Notes in the open market. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Agents are not required to engage in these activities, and they may end any of these activities at any time.

PROSPECTUS

                       CHRYSLER FINANCIAL CORPORATION

                       By this prospectus, we may offer
                   up to approximately $9,895,250,600 of:

                               DEBT SECURITIES

                                     and

                     WARRANTS TO PURCHASE DEBT SECURITIES

      We will provide specific terms of such debt securities and warrants to purchase debt securities (in general, the "securities") in supplements to this prospectus. For information on the general terms of these securities, see "Description of Debt Securities" or "Description of Warrants". You should read this prospectus and the supplements carefully before you invest.

                                  ---------
      These securities have not been approved by the Securities and Exchange Commission (the "SEC") or any state securities commission. None of these organizations has determined that this prospectus, or any accompanying prospectus supplement or pricing supplement, is accurate or complete. Any representation to the contrary is a criminal offense.

      These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this prospectus or any prospectus supplement.
                                  ---------
              The date of this Prospectus is April 27, 1998.

             ADDITIONAL INFORMATION -- INCORPORATION BY REFERENCE

      As required by the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), Chrysler Financial Corporation (the "Company" or "we") files annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. To obtain information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site (http://www.sec.gov). In addition, you, or any beneficial owner of the securities that you purchase, may request copies of any or all of the information incorporated by reference into this prospectus. Such copies will be provided at no cost to the requester. Address your request, in writing or by phone, to: Office of the Secretary, Chrysler Financial Corporation, 27777 Franklin Road, Southfield, Michigan 48034. Telephone: (248) 948-3062.

      The following documents, which we have filed or will file with the SEC in compliance with the Securities Exchange Act, are "incorporated by reference" in this prospectus:

    * The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    * The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

    * All other documents that we have filed or will file as prescribed in Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act since December 31, 1997 and until we sell all the securities.

      This means that important information about the Company and Chrysler Corporation appears or will appear in these documents and will be regarded as appearing in this prospectus also. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control.

      We have filed a registration statement on Form S-3 with the SEC covering the securities described in this prospectus. For further information with respect to us and those securities, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized certain key provisions of contracts and other documents. We have filed or incorporated by reference copies of these documents as exhibits to our registration statement. Because a summary may not contain all the information that is important to you, you should review the full text of the documents so included with our registration statement.

      You should only rely on the information contained or incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with any other information. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

                        CHRYSLER FINANCIAL CORPORATION

General

      The Company is a financial services organization that principally provides consumer and dealer automotive financing. The Company provides retail and lease financing for vehicles, dealer inventory and other financing needs, dealer property and casualty insurance, and dealership facility development and management, primarily for Chrysler Corporation dealers and their customers. All of the Company's common stock is owned by Chrysler Corporation, a Delaware corporation (together with its subsidiaries, "Chrysler"). The Company's primary objective is to provide financing for automotive dealers and retail purchasers of Chrysler's products. The Company sells significant amounts of automotive receivables acquired in transactions subject to limited credit risk. The Company remains as servicer of such receivables for which it is paid a servicing fee. At March 31, 1998, the Company had approximately 3,300 employees and its portfolio of receivables and leases managed, which includes receivables and leases owned and serviced for others, totaled $44.2 billion. The Company's executive offices are located at 27777 Franklin Road, Southfield, Michigan 48034; telephone (248) 948-3058.

      This Prospectus contains brief summaries of certain more detailed information contained in documents incorporated herein by reference. Such summaries are qualified in their entirety by the more detailed information contained in the incorporated documents.

Company Operations

      The Company's portfolio of finance receivables and leases managed includes receivables owned and receivables and leases serviced for others. Receivables and leases serviced for others includes securitized automotive receivables and retail leases. At March 31, 1998, receivables and leases serviced for others accounted for 66% of the Company's portfolio of receivables and leases managed. Total finance receivables and leases managed at March 31, 1998 and 1997 and at the end of each of the five most recent years were as follows (in millions of dollars):

                             March 31,                         December 31,
                          ---------------    ----------------------------------------------
                           1998      1997      1997      1996      1995      1994      1993
                           ----      ----      ----      ----      ----      ----      ----
Automotive ...........   $41,501   $39,067   $39,276   $37,993   $36,222   $30,092   $25,011
Nonautomotive ........     2,690     2,186     2,715     2,204     2,391     2,775     3,251
                         -------   -------   -------   -------   -------   -------   -------
Total financing ......   $44,191   $41,253   $41,991   $40,197   $38,613   $32,867   $28,262
                         =======   =======   =======   =======   =======   =======   =======

      Automotive Financing. The Company conducts its automotive finance business through Chrysler Financial Corporation in the United States and Chrysler Credit Canada Ltd. in Canada. The Company is the major source of car and truck wholesale financing and retail financing for Chrysler vehicles throughout North America. The Company also offers dealers working capital loans, real estate and equipment financing and financing plans for fleet buyers. The automotive financing operations of the Company are conducted through 29 zone offices in the United States and Canada. The Company also provides automotive financial products and services in Europe and Asia.

      During the first three months of 1998, the Company financed or leased approximately 206,000 vehicles at retail in the United States, including approximately 149,000 new Chrysler cars and trucks, representing 26 percent of Chrysler's U.S. retail and fleet deliveries. During the first three months of 1998, the Company financed approximately 676,000 vehicles at wholesale in the United States, including approximately 445,000 new Chrysler cars and trucks, representing 66 percent of Chrysler's U.S. factory shipments.

      During 1997, the Company financed or leased approximately 870,000 vehicles at retail in the United States, including approximately 611,000 new Chrysler cars and trucks, representing 27 percent of Chrysler's U.S. retail and fleet deliveries. During 1997, the Company financed approximately 2,603,000 vehicles at wholesale in the United States, including approximately 1,625,000 new Chrysler cars and trucks, representing 70 percent of Chrysler's U.S. factory shipments.

      Nonautomotive Financing. The Company conducts its nonautomotive finance business through its subsidiary, Chrysler Capital Corporation. At March 31, 1998, the nonautomotive receivables managed throughout the United States consisted primarily of $2.6 billion of leveraged leases, as compared to $2.6 billion at December 31, 1997.

                                  RISK FACTORS

      Your investment in the securities will involve certain credit risks. You should carefully consider the following discussion of risks before deciding whether an investment in the securities is suitable for you.

   Liquidity and Capital Resources.

      We have significant liquidity requirements. If cash from operations, bank borrowings, receivable sales, and the placement of term debt does not provide the necessary liquidity, we would be required to restrict the financing of Chrysler products and dealers. A significant reduction in such financing support would have a material adverse effect on us and Chrysler. Additionally, our inability to sell or securitize our receivables and a variety of other factors could affect our ability to repay our debt at maturity. See, "Chrysler Financial Corporation Selected Consolidated Financial Data -- Liquidity and Capital Resources."

   Relationship with Chrysler.

      Our business is dependent upon Chrysler. Lower levels of production and sales of Chrysler automotive products would result in a reduction of our level of finance operations. The production and sale of Chrysler's automotive products will depend significantly on Chrysler's ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully. See "Information Concerning Chrysler Corporation."

                        CHRYSLER FINANCIAL CORPORATION
                     SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data as of and for the three-month periods ended March 31, 1998 and 1997 are derived from the unaudited consolidated financial statements of the Company and its subsidiaries incorporated herein by reference, and reflect all adjustments, consisting of only normal recurring items, which are, in the opinion of management, necessary to present a fair statement of the results for such periods. Results for the three-month period ended March 31, 1998 are not necessarily indicative of results to be expected for the entire year. The following selected financial data of the Company for each of the last five years ended December 31, 1997 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1997 and 1996 and for each of the last three years in the period ended December 31, 1997 and the report of Deloitte & Touche LLP thereon are incorporated herein by reference. The following selected consolidated financial data should be read in conjunction with such consolidated financial statements, related notes and other financial information incorporated herein by reference (in millions of dollars).

                                                        Three Months Ended
                                                             March 31,                          Year Ended December 31,
                                                        -------------------              ----------------------------------
                                                          1998       1997      1997      1996      1995      1994      1993
                                                          ----       ----      ----      ----      ----      ----      ----
Earnings Statement Data:(1)
Total finance revenue ...............................    $   424   $   413   $ 1,648   $ 1,663   $ 1,621   $ 1,366   $ 1,417
Interest expense ....................................        218       195       816       797       910       754       791
Depreciation on vehicles leased .....................         71        28       169        92        46        11        --
Net margin ..........................................        135       190       663       774       665       601       626
Other revenues ......................................        276       217     1,006       818       818       629       622
Operating and other expenses ........................        128       143       501       523       508       603       463
Provision for credit losses .........................         99       100       443       387       342       203       216
Earnings before income taxes and cumulative effect of
  changes in accounting principles ..................        160       141       637       586       522       315       267
Net earnings(2) .....................................        108        93       419       376       339       195       129

                                                             March 31,                         December 31,
                                                          --------------       ---------------------------------------------
                                                          1998       1997      1997      1996      1995      1994      1993
                                                          ----       ----      ----      ----      ----      ----      ----
Balance Sheet Data:(1)
Finance receivables -- net ..........................    $12,542   $12,065   $10,926   $11,158   $12,644   $12,423   $ 9,626
Retained interests in sold receivables -- net .......      3,259     3,335     3,111     3,153     2,733     2,251     2,620
Cash and cash equivalents ...........................        468       572       380       230       476       174       265
Marketable securities ...............................        427       397       408       472       674       583       348
Loans and other amounts due from affiliated companies      1,300       673     1,705       859        --        66        --
Repossessed collateral ..............................         56       141        76       146       194       162       269
Dealership properties leased -- net .................        271       315       281       319       363       407       423
Vehicles leased -- net ..............................      2,214       771     1,736       614       397       130        --
Other assets ........................................        692       561       698       582       354       452       700
                                                          ------    ------    ------    ------    ------    ------    ------
    Total assets ....................................    $21,229   $18,830   $19,321   $17,533   $17,835   $16,648   $14,251
                                                          ======    ======    ======    ======    ======    ======    ======

Short-term notes (primarily commercial paper) .......    $ 3,290   $ 3,181   $ 2,970   $ 2,616   $ 2,435   $ 4,315   $ 2,772
Bank borrowings .....................................        231       112       217        90        --        --        --
Senior term debt ....................................     11,104     9,316     9,324     8,435     9,234     6,069     5,139
Subordinated term debt ..............................         --        --        --        --        --        27        77
Other debt ..........................................        126       130       207       104       100       260       447
Accounts payable, accrued expenses and other ........      1,269     1,162     1,474     1,372     1,236     1,155     1,147
Amounts due to affiliated companies .................         --        --        --        --        29        --        24
Deferred income taxes ...............................      1,905     1,638     1,832     1,628     1,499     1,549     1,514
                                                          ------    ------    ------    ------    ------    ------    ------
    Total liabilities ...............................     17,925    15,539    16,024    14,245    14,533    13,375    11,120
                                                          ======    ======    ======    ======    ======    ======    ======
Shareholder's investment:
  Common(3) .........................................      3,304     3,291     3,297     3,288     3,302     3,273     3,131
                                                          ------    ------    ------    ------    ------    ------    ------
    Total liabilities and shareholder's investment ..    $21,229   $18,830   $19,321   $17,533   $17,835   $16,648   $14,251
                                                          ======    ======    ======    ======    ======    ======    ======

----------------
(1) Prior periods reclassified to conform to current classifications.

(2) Net earnings for 1993 included a $30 million after-tax charge from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(3) The Company paid dividends to Chrysler Corporation totaling $107 million and $85 million during the first three months of 1998 and 1997, respectively. The Company paid dividends totalling $415 million, $382 million, $335 million and $40 million for the years ended December 31, 1997, 1996, 1995, and 1994, respectively. The Company declared no cash dividends in respect of its common stock during 1993.


Financial Review

      The Company's net earnings were $108 million for the first quarter ended March 31, 1998, and $93 million for the first quarter ended March 31, 1997. The increase in net earnings for the quarter ended March 31, 1998, primarily reflects higher gains from the sales of receivables and lower operating expenses. Net earnings for the first quarter of 1997 reflect a one-time benefit from the adoption of Statement of Financial Accounting Standards
No. 125.

      The Company had net earnings of $419 million in 1997 compared to $376 million and $339 million in 1996 and 1995, respectively. The increase in net earnings for the year ended December 31, 1997 reflects an increase in gains and servicing fees from sales of receivables, higher levels of vehicles leased, and lower operating expenses, partially offset by higher credit loss provisions.

      Total assets at March 31, 1998 were $21.2 billion compared to $19.3 billion at December 31, 1997 and $18.8 billion at March 31, 1997. The increase in total assets is primarily attributable to the higher balance of finance receivables and vehicles leased, offset by a decrease in loans and other amounts due from affiliated companies.

      Total assets at December 31, 1997 totaled $19.3 billion compared to $17.5 billion at December 31, 1996. The increase in total assets is primarily attributable to the higher balance of vehicles leased and an increase in loans and other amounts due from affiliated companies.

      Total debt outstanding was $14.8 billion at March 31, 1998, $12.7 billion at December 31, 1997 and $12.7 billion at March 31, 1997. The Company's debt- to-equity ratio was 4.5 to 1 at March 31, 1998, 3.9 to 1 at December 31, 1997 and 3.9 to 1 at March 31, 1997.

      Total debt outstanding at December 31, 1997 was $12.7 billion compared to $11.2 billion at December 31, 1996. The increase in total debt is attributable to the need to fund higher automotive volume. The Company's debt-to-equity ratio was 3.9 to 1 at December 31, 1997, compared to 3.4 to 1 at December 31, 1996.

      The Company's portfolio of receivables and leases managed, which includes receivables owned and receivables serviced for others, totaled $44.2 billion at March 31, 1998, $42.0 billion at December 31, 1997 and $41.3 billion at March 31, 1997. Receivables and leases serviced for others totaled $29.2 billion at March 31, 1998, $29.1 billion at December 31, 1997, and $28.2 billion at March 31, 1997.

      The Company's portfolio of receivables and leases managed totaled $42.0 billion at December 31, 1997, as compared to $40.2 billion at December 31, 1996. The increase in receivables and leases managed during the last two years reflects higher automotive volume. Receivables and leases serviced for others totaled $29.1 billion at December 31, 1997 compared to $28.2 billion at December 31, 1996.

      The Company's allowance for credit losses totaled $562 million, $559 million and $539 million at March 31, 1998, December 31, 1997, and March 31, 1997, respectively. The allowance for credit losses as a percentage of related finance receivables outstanding was 1.53 percent at March 31, 1998,
1.60 percent at December 31, 1997, and 1.53 percent at March 31, 1997.

      The Company's allowance for credit losses totaled $559 million, $526 million, and $578 million at December 31, 1997, 1996, and 1995, respectively. The allowance for credit losses as a percentage of related finance receivables outstanding was 1.60 percent at December 31, 1997, 1.52 percent at December 31, 1996 and 1.69 percent at December 31, 1995. The increase in allowance for credit losses as a percentage of related finance receivables outstanding is primarily attributable to higher credit loss provisions during 1997.

      Net credit loss experience, including net losses on receivables sold subject to limited credit risk, for the three-month periods ended March 31, 1998 and March 31, 1997 and for the years ended December 31, 1997, 1996 and 1995 was as follows (dollars in millions):

                                Net Credit Losses -- Finance Receivables
                         -------------------------------------------------------------
                         Three Months Ended
                              March 31,                Year Ended December 31,
                         -------------------------------------------------------------
                           1998      1997         1997          1996           1995
                           ----      ----         ----          ----           ----
Automotive ...........     $96        $85         $393          $358           $229
Nonautomotive ........      (2)         2           14            35             23
                           ---        ---         ----          ----           ----
    Total ............     $94        $87         $407          $393           $252
                           ===        ===         ====          ====           ====

                                Net Credit Losses   Finance Receivables
                             to Average Gross Finance Receivables Outstanding
                        -----------------------------------------------------
                           March 31,                   December 31,
                        --------------        -------------------------------
                         1998   1997              1997        1996       1995
                         ----   ----              ----        ----       ----
Automotive ...........   1.09%   .97%            1.13%       1.06%       .70%
Nonautomotive ........   (.15)%  .32%             .38%       1.06%       .69%
    Total ............    .96%   .91%            1.06%       1.06%       .70%


Liquidity and Capital Resources


      Receivable sales continued to be a significant source of funding in the first quarter of 1998 as the Company realized $2.2 billion of net proceeds from the sale of automotive retail receivables, compared to $1.4 billion of net proceeds in the same period of 1997. Securitization of revolving wholesale account balances provided funding which aggregated $5.9 billion and $6.8 billion at March 31, 1998 and 1997, respectively.

      Receivables sales continued to be a significant source of funding during 1997, as the Company realized $9.0 billion of net proceeds from the sales of automotive retail receivables, compared to $8.1 billion of net proceeds in 1996. Securitization of revolving wholesale account balances provided funding which aggregated $6.1 billion and $6.8 billion at December 31, 1997 and 1996, respectively.

      Term debt, commercial paper and receivable sales represent the Company's primary funding sources. During 1997, the Company issued $4.0 billion of term debt (primarily medium term notes), repaid $3.1 billion of term debt and increased its commercial paper outstanding by $0.4 billion.

      At March 31, 1998, the Company had contractual debt maturities of $5.4 billion during the remainder of 1998 (including $3.3 billion of short-term notes), $3.4 billion in 1999, $3.2 billion in 2000, $1.4 billion in 2001, $0.6 billion in 2002, and $0.8 billion thereafter. The Company expects that 1998 debt maturities will be funded from continued access to term debt markets, issuances of commercial paper, receivables sales (including approximately $2.7 billion in eligible wholesale receivables held by securitization trusts) and operating cash flows.

      The Company's revolving credit facilities, which total $8.0 billion, consist of a $2.0 billion facility expiring in April, 1999 and a $6.0 billion facility expiring in April, 2002. These facilities include $1.0 billion allocated to Chrysler Credit Canada Ltd. As of March 31, 1998, $2 million was outstanding under these facilities.

      The Company paid dividends to Chrysler totaling $107 million during the first quarter of 1998, compared to $85 million for the comparable period of 1997. The Company paid $415 million and $382 million in dividends to Chrysler during 1997 and 1996, respectively.

      For additional information regarding the results of operations and financial condition of the Company, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report of Form 10-Q for the quarter ended March 31, 1998, which are incorporated by reference into this Prospectus.

Year 2000 Date Conversion

      In 1996, the Company began the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue affects computer systems that have time-sensitive programs that may not properly recognize the year 2000. This could result in major system failures or miscalculations. The Company is currently addressing its internal year 2000 issue with modifications to existing programs and conversions to new programs. The Company is also communicating with dealers, financial institutions, software vendors and others with which it conducts business to help them identify and resolve the year 2000 issue. If necessary modifications and conversions are not completed in a timely manner, the year 2000 issue may have a material effect on the operations of the Company. The total cost associated with the required modifications and conversions is not known at this time; however, it is not expected to be material to the Company's financial position and is being expensed as incurred.

New Accounting Standards

      In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. This Statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Restatement of disclosures for earlier periods is required. This Statement is effective for the Company's financial statements for the year ended December 31, 1998.

      In March 1998, the American Institute of Certified Public Accountants issued Statement of Opinion ("SOP")98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires that entities capitalize certain internal-use software costs once certain criteria are met. Currently, the Company generally expenses the costs of developing or obtaining internal-use software as incurred. The Company is currently evaluating SOP 98-1, but does not expect it to have a material impact on its consolidated financial statements. The Company will adopt this SOP on a prospective basis on January 1, 1999, as required.

                 INFORMATION CONCERNING CHRYSLER CORPORATION

      The Company's results of operations depend significantly upon the results of operations of Chrysler. Chrysler is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission referred to above under "Available Information -- Incorporation by Reference."

      The results of operations and balance sheet data set forth below for Chrysler reflect the full consolidation of the accounts of all significant majority-owned subsidiaries and entities over which Chrysler has a controlling financial interest. Information as of, and for the three-month periods ended, March 31, 1998 and 1997, has been derived from Chrysler's unaudited consolidated financial statements. For each of the last three years ended December 31, 1997, such information has been derived from the audited consolidated financial statements of Chrysler (in millions of dollars).


                                                        Three Months Ended
                                                             March 31,         Year Ended December 31,
                                                        ------------------     -----------------------
                                                          1998       1997      1997      1996      1995
                                                          ----       ----      ----      ----      ----
Results of Operations Data
Sales of manufactured products ......................    $15,908   $15,156   $56,986   $57,587   $49,601
Finance and insurance revenues ......................        444       410     1,636     1,746     1,589
Other revenues ......................................        448       550     2,525     2,064     2,005
                                                         -------   -------   -------   -------   -------
Total Revenues ......................................     16,800    16,116    61,147    61,397    53,195
                                                         -------   -------   -------   -------   -------
Total Expenses ......................................     15,128    14,412    56,590    55,305    49,746
                                                         -------   -------   -------   -------   -------
Earnings Before Income Taxes, Extraordinary Item and
  Cumulative Effect of a Change in Accounting
  Principle .........................................      1,672     1,704     4,557     6,092     3,449
Provision for income taxes ..........................        620       675     1,752     2,372     1,328
                                                         -------   -------   -------   -------   -------
Earnings Before Extraordinary Item and Cumulative
  Effect of a Change in Accounting Principle ........      1,052     1,029     2,805     3,720     2,121
Extraordinary item -- Loss on early extinguishment of
  debt, net of taxes ................................         --        --        --      (191)       --
Cumulative effect of a change in accounting principle         --        --        --        --       (96)
                                                         -------   -------   -------   -------   -------
Net Earnings ........................................    $ 1,052   $ 1,029   $ 2,805   $ 3,529   $ 2,025
Preferred stock dividends ...........................         --        --         1         3        21
                                                         -------   -------   -------   -------   -------
Net Earnings on Common Stock ........................    $ 1,052   $ 1,029   $ 2,804   $ 3,526   $ 2,004
                                                         =======   =======   =======   =======   =======

                                                             March 31               December 31,
                                                             --------               ------------
                                                          1998      1997      1997      1996      1995
                                                          ----      ----      ----      ----      ----
Balance Sheet Data
Cash, cash equivalents and marketable
  securities ........................................   $ 8,714   $ 8,663   $ 7,848   $ 7,752   $ 8,125
Total assets ........................................    64,256    59,596    60,418    56,184    53,756
Total debt ..........................................    17,624    15,947    15,485    13,396    14,193
Shareholders' equity ................................    12,010    11,767    11,362    11,571    10,959


Results of Operations

      Chrysler reported earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle of $1,672 million for the first quarter of 1998, compared with $1,704 million for the first quarter of 1997. Net earnings for the first quarter of 1998 were $1,052 million, or $1.63 per common share ($1.60 diluted earnings per common share), compared with $1,029 million, or $1.47 per common share ($1.45 diluted earnings per common share), in the first quarter of 1997. The lower pre-tax results in the first quarter of 1998, compared with the first quarter of 1997, resulted primarily from an increase in average sales incentives per vehicle, largely offset by an increase in vehicle shipments. Chrysler reported earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle of $4,557 million in 1997, compared with $6,092 million in 1996. Net earning for 1997 were $2,805 million, or $4.15 per common share, compared with $3,529 million, or $4.83 per common share, in 1996.

      Earnings decreased for calendar-year 1997 as compared with calendar-year 1996 primarily as a result of an increase in average sales incentives per vehicle, a decrease in vehicle shipments and an increase in warranty costs, partially offset by lower profit-based employee compensation costs. The increase in average sales incentives per vehicle reflects an increasingly competitive automotive environment in 1997 resulting primarily from new product offerings from competitors and greater flexibility in vehicle pricing by Japanese manufacturers who have benefitted from currency exchange rate changes between the Japanese yen and U.S. dollar. The decrease in shipments for calendar-year 1997 was primarily due to the changeover to Chrysler's all-new Dodge Intrepid and Chrysler Concorde sedans and the unfavorable impact of a 29-day strike. The increase in warranty costs was primarily related to customer service and recall actions, partially offset by lower average warranty costs on 1997 and 1998 model-year vehicles.

      Earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle for 1997 reflected the unfavorable impact of a 29-day strike which reduced earnings by an estimated $590 million ($364 million after taxes) after considering partial recovery of production losses from the strike, and a $41 million charge ($25 million after taxes) for costs related to the decision to discontinue Chrysler's Eagle brand at the end of the 1998 model year. The effect of these unfavorable items was partially offset by the recognition of $97 million ($60 million after taxes) of previously deferred profits from the sale of vehicles from Chrysler to Dollar Thrifty Automotive Group, Inc. ("DTAG", formerly Pentastar Transportation Group, Inc.) as a result of the December 1997 initial public offering ("IPO") of Chrysler's common stock interest in DTAG.

      Earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle for 1996 included a charge of $97 million ($61 million after taxes) for costs associated with a voluntary early retirement program for certain salaried employees, a charge of $77 million ($51 million after taxes) related to a write-down of Pentastar Electronics, Inc. ("PEI"), a charge of $65 million ($100 million after taxes) related to a write-down of Thrifty Rent-A-Car System, Inc. ("Thrifty"), a charge of $50 million ($31 million after taxes) for lump-sum retiree pension costs related to the 1996 UAW collective bargaining agreement, and a gain of $101 million ($87 million after taxes) from the sale of Electrospace Systems, Inc. ("ESI") and Chrysler Technologies Airborne Systems, Inc. ("CTAS"). In addition, in 1996, Chrysler extinguished $550 million, or 50 percent, of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020 (the "Certificates") at a cost of $859 million. The extinguishment of the Certificates resulted in an extraordinary after-tax loss of $191 million (net of income tax benefit of $118 million).

      Chrysler's worldwide vehicle shipments in the first quarter of 1998 were 825,720, an increase of 44,481 units, or 6 percent, compared with the first quarter of 1997. The increase was primarily due to shipments of the all-new Dodge Durango sport-utility vehicle, production of which began in the third quarter of 1997. Chrysler's worldwide vehicle shipments in 1997 were 2,886,981 units, a decrease of 71,819 units or 2 percent compared with 1996 levels. Chrysler's vehicle shipments outside the U.S., Canada and Mexico ("North America") in the first quarter of 1998 were 56,780, an increase of 3,928 units, or 7 percent, compared with the first quarter in 1997. Chrysler's vehicle shipments outside of North America in 1997 were 237,439 units, an increase of 13,782 units or 6 percent compared with 1996 levels.

      Chrysler's revenues and results of operations are principally derived from the U.S. and Canada automotive marketplaces. In the first quarter of 1998, retail industry sales (including fleet) of new cars and trucks in the U.S. and Canada, on a Seasonally Adjusted Annual Rate basis, were 16.7 million units, compared with 17.0 million units for the first quarter of 1997. Retail industry sales (including fleet) of new cars and trucks in the U.S. and Canada were 16.9 million units in 1997, compared with 16.6 million units in 1996, an increase of 2 percent.

      Chrysler's U.S. and combined U.S. and Canada retail sales and market share data for the first quarter of 1998 and 1997 and for years 1997 and 1996 were as follows:

                                                                First Quarter                         Year
                                                        ------------------------------  --------------------------------
                                                                            Increase/
                                                          1998      1997     Decrease      1997        1996     Decrease
                                                          ----      ----     --------      ----        ----     --------
U.S. Retail Market(1):
  Car sales .........................................   175,577   202,977    (27,400)     736,530     832,633    (96,103)
  Car market share ..................................       9.4%     10.0%      (0.6)%        8.9%        9.7%      (0.8)%
  Truck sales (including minivans) ..................   402,723   369,678     33,045    1,567,258   1,618,193    (50,935)
  Truck market share ................................      23.0%     21.9%       1.1%        21.7%       23.4%      (1.7)%
  Combined car and truck sales ......................   578,300   572,655      5,645    2,303,788   2,450,826   (147,038)
  Combined car and truck market share ...............      16.0%     15.4%       0.6%        14.9%       15.9%      (1.0)%
U.S. and Canada Retail Market(1):
  Combined car and truck sales ......................   642,089   626,844     15,245    2,559,950   2,690,340   (130,390)
  Combined car and truck market share ...............      16.4%     15.6%       0.8%        15.1%       16.1%      (1.0)%

----------------
    (1) All retail sales and market share data include fleet sales.

      Chrysler's U.S. car market share for the first quarter of 1998 decreased compared with the first quarter of 1997 primarily as a result of reduced fleet sales of Chrysler's full-sized sedans. Chrysler's U.S. truck market share for the first quarter of 1998 increased compared with the first quarter of 1997, primarily as a result of sales of the Dodge Durango. The decrease in Chrysler's 1997 U.S. car market share was primarily due to the changeover to Chrysler's all-new Intrepid and Concorde sedans and decreased sales of Neons. The decrease in Chrysler's 1997 U.S. truck market share was primarily due to decreased sales of its Dodge Ram pickup trucks and Jeep(R) Grand Cherokees, which primarily reflects the effect of the 29-day strike.

      For the past several years, Chrysler has benefitted from the following factors: (1) favorable economic conditions in the U.S. and Canada, where Chrysler's sales are concentrated, and (2) a continuing shift in U.S. and Canada consumer preferences toward trucks, as Chrysler manufactures a higher proportion of trucks to total vehicles than its principal competitors in the U.S. and Canada. A significant deterioration in either of these factors could adversely affect Chrysler's consolidated operating results. Further, Chrysler has benefitted from a strategy of focusing resources on its core automotive business and an aggressive capital expenditure and vehicle development program that has resulted in the replacement of substantially all of its car and truck offerings over the last five years. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive automotive environment.

      During December 1997, Chrysler completed an IPO of its common stock interest in DTAG for net proceeds of $387 million. The IPO of the common stock interest resulted in a pretax and after-tax gain of $73 million. The gain was deferred and will be recognized over the remaining term of the vehicle supply agreements with DTAG, which end in 2001. The tax effect on this transaction reflects the difference between the book and tax basis of Chrysler's stock interest in DTAG for which deferred taxes were not provided, in accordance with SFAS No. 109, "Accounting for Income Taxes."

      In 1996, Chrysler committed to a plan of disposal for Thrifty, a subsidiary of DTAG, and recognized a $65 million pretax loss ($100 million after taxes) to write down Thrifty's carrying value to estimated fair value less cost to sell. The pretax loss is included in "Costs, other than items below" in Chrysler's consolidated statement of earnings for 1996. The after-tax loss includes the effect of not being able to claim a tax deduction for the capital loss on Chrysler's investment in Thrifty.

      In 1996, Chrysler sold ESI and CTAS for net proceeds of $476 million. ESI and CTAS were engaged principally in the manufacture of defense electronics and aircraft modification, respectively, and represented substantially all of the operations of Chrysler Technologies Corporation ("CTC"), a wholly owned subsidiary of Chrysler. The sale resulted in a pretax gain of $101 million ($87 million after taxes). In the fourth quarter of 1996, Chrysler signed an agreement to sell PEI for net proceeds of $17 million, which resulted in the recognition of a pretax loss of $77 million ($51 million after taxes) to write down PEI's carrying value to estimated fair value less cost to sell. PEI represented the remaining operations of CTC. The sale of PEI was completed on January 10, 1997. The pretax gain on the sale of ESI and CTAS and the pretax loss on the write-down of PEI are included in "Costs, other than items below" in Chrysler's consolidated statement of earnings for 1996.

      In 1995, Chrysler recorded a $263 million provision ($162 million after taxes) for costs associated with production changes at its Newark assembly plant. Newark production of the Chrysler Concorde and Dodge Intrepid was reduced to one shift in August 1995 and terminated in July 1996. Production of an all-new sport-utility vehicle, the Dodge Durango, began at the Newark assembly plant in the fall of 1997. The provision reflects the recognition of supplemental unemployment benefits, job security benefits and other related employee costs, and the write-down of certain equipment and tooling. The provision is included in "Costs, other than items below" in Chrysler's consolidated statement of earnings for 1995.

      Chrysler's effective tax rates in 1997, 1996 and 1995 were 38.4 percent, 38.9 percent and 38.5 percent, respectively.

Liquidity and Capital Resources

      Chrysler's consolidated combined cash, cash equivalents and marketable securities totaled $8.7 billion at March 31, 1998 (including $0.9 billion held by the Company), compared to $7.8 billion at December 31, 1997 (including $0.8 billion held by the Company), $7.8 billion at December 31, 1996 (including $0.8 billion held by the Company and DTAG), and $8.1 billion at December 31, 1995 (including $1.2 billion held by the Company and DTAG). The increase in Chrysler's combined cash, cash equivalents and marketable securities in the first quarter of 1998 was primarily the result of cash provided by a net increase in total debt and cash generated by operating activities, partially offset by capital expenditures, net finance receivables acquired, dividend payments and common stock repurchases.

      Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive environment. Chrysler's expenditures for new product development and the acquisition of productive assets were approximately $19 billion for the three-year period ended December 31, 1997. Expenditures for these items during the succeeding three-year period are expected to be at similar or higher levels. At December 31, 1997, Chrysler had commitments for capital expenditures, including commitments for assets currently under construction, totaling approximately $1.3 billion.

      During 1997, Chrysler repurchased 63 million shares of its common stock at a cost of $2.1 billion. During the first quarter of 1998, Chrysler repurchased 5.3 million shares of its common stock at a cost of $188 million. Chrysler plans to repurchase an additional $1.6 billion of its common stock during the remainder of 1998 as part of a $2 billion repurchase plan which began in November 1997. The planned 1998 common stock repurchases are subject to market and general economic conditions. Since beginning its common stock repurchase program in 1995, Chrysler has repurchased 180 million shares of its common stock at a cost of $5.4 billion.

      In February 1997, Chrysler sold $500 million of 7.45% Debentures due 2097 and $600 million of 7.45% Debentures due 2027 for net proceeds of $485 million and $592 million, respectively. In July 1997, Chrysler sold $500 million of 7.40% Debentures due 2097 for net proceeds of $495 million.

      In August 1997, Chrysler extinguished its $267 million 10.95% Debentures due 2017 and $245 million 10.40% Notes due 1999 for $529 million.

      In December 1997, Chrysler prepaid certain 1998 nonpension employee benefits by contributing $1.1 billion to a Voluntary Employees' Beneficiary Association trust and other employee benefit plans.

      Chrysler's ability to market its products successfully depends significantly on the availability of vehicle financing for its dealers and, to a lesser extent, the availability of financing for retail and fleet customers, both of which are provided by the Company.

                      RATIO OF EARNINGS TO FIXED CHARGES

      The ratios of earnings to fixed charges of the Company Consolidated and Chrysler Consolidated for the three-month periods ended March 31, 1998 and 1997, and for each of the last five years were as follows:

                                               Three Months Ended
                                                    March 31,              Years Ended December 31,
                                               ------------------   -------------------------------------
                                                 1998       1997     1997    1996    1995    1994    1993
The Company Consolidated ...................     1.72X     1.71X    1.77X   1.72X   1.56X   1.41X   1.33X
Chrysler Consolidated ......................     5.68X     6.13X    4.25X   5.51X   3.45X   5.52X   3.62X

      The Company Consolidated. The ratios of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).

      Chrysler Consolidated. The ratio of earnings to fixed changes is computed by dividing earnings available for fixed charges by total fixed charges.

                               USE OF PROCEEDS

      Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities and Warrants and the exercise of Warrants will be added to its general corporate funds and may be used to repay long-term or short-term borrowings and for other general corporate purposes. If the Company elects at the time of the issuance of Debt Securities or Warrants to make different or more specific use of proceeds other than as set forth herein, such use will be described in the Prospectus Supplement.

                        DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

      The Debt Securities are to be issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor Trustee (the "Trustee"). The Indenture is incorporated by reference as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Numerical references in parentheses below are to sections of the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      Debt Securities and Warrants offered by this Prospectus will be limited to an aggregate initial public offering price of approximately
$9,895,250,600 or the equivalent thereof in one or more foreign currencies or composite currencies. The Indenture provides that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series. (Section 301)

      The Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable: (i) the designation, aggregate principal amount, currency or currencies and denominations of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the currency or currencies in which such Debt Securities are being sold and in which the principal of and any interest on such Debt Securities will be payable, whether the holder of any such Debt Securities may elect the currency in which payments thereon are to be made and, if so, the manner of such election; (v) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest; (vi) the date from which such interest on such Debt Securities will accrue, the dates on which such interest will be payable and the date on which payment of such interest will commence; (vii) the dates on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (viii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities or both and the terms upon which any Bearer Securities of such series may be exchanged for Registered Securities of such series; (ix) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (x) any special provisions for the payment of additional amounts with respect to such Debt Securities; (xi) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the account of the persons entitled thereto on such interest payment date; (xii) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xiii) any additional restrictive covenants included for the benefit of holders of such Debt Securities; (xiv) additional Events of Default provided with respect to such Debt Securities; and (xv) the terms of any Warrants offered together with such Debt Securities.

      The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in whole or in part in the form of one or more Global Securities, as described below under "Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in the denomination of $5,000. See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below. One or more Global Securities may be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denomination thereof. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

      At the option of the Holder upon request confirmed in writing, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below) of any series will be exchangeable into an equal aggregate principal amount of Registered Securities (if the Debt Securities of such series are issuable as Registered Securities) or Bearer Securities of the same series (with the same interest rate and maturity date), but no Bearer Security will be delivered in or to the United States, and Registered Securities of any series (other than a Global Security, except as set forth below) will be exchangeable into an equal aggregate principal amount of Registered Securities of the same series (with the same interest rate and maturity date) of different authorized denominations. If a Holder surrenders Bearer Securities in exchange for Registered Securities between a Regular Record Date or, in certain circumstances, a Special Record Date, and the relevant interest payment date, such Holder will not be required to surrender the coupon relating to such interest payment date. Registered Securities may not be exchanged for Bearer Securities. (Section 305)

      Debt Securities may be presented for exchange, and Registered Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. (Section 305) Bearer Securities will be transferable by delivery.

      Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

Global Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 303 and 305)

      The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

      Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

      So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

      Subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below, principal, premium, if any, and interest payments on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below.

      If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. (Section 305) See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

Payment and Paying Agents

      Payment of principal of and premium, if any, and interest on Bearer Securities will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. Any such payment may be made by a check in the designated currency. No payment with respect to any Bearer Securities will be made at the Corporate Trust Office of the Trustee or any other paying agency maintained by the Company in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, payments of principal of and premium, if any, and interest on Bearer Securities will be made in U.S. dollars at the Corporate Trust Office of the Trustee in The City of New York if payment of the full amount thereof at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

      Payment of principal of and premium, if any, on Registered Securities will be made in the designated currency against surrender of such Registered Securities at the Corporate Trust Office of the Paying Agent in The City of New York. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of the Paying Agent in The City of New York, or by a check in the designated currency mailed to each Holder at such Holder's registered address.
(Sections 307 and 1001)

      The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may terminate the appointment of any of the paying agents from time to time, except that the Company will maintain at least one paying agent in The City of New York for payments with respect to Registered Securities and at least one paying agent in a city in Europe so long as any Bearer Securities are outstanding where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that so long as any series of Debt Securities is listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for such series of Debt Securities. (Section 1002)

      All moneys paid by the Company to a paying agent for the payment of principal of or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and the Holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 1003)

Covenants

      The Indenture imposes the following restrictive covenants on the Company.

      Limitation on Liens. The Company will not subject its assets or assets of a Restricted Subsidiary to liens without securing the Debt Securities equally and ratably with other indebtedness for borrowed money so secured except for (1) liens securing exports to or marketing of goods in foreign countries other than Canada, (2) liens on receivables payable in foreign currencies to secure borrowings in foreign countries other than Canada, (3) deposits in connection with public obligations or legal proceedings, (4) liens securing intercompany indebtedness, (5) purchase money mortgages on fixed assets hereafter acquired by the Company or any of its Restricted Subsidiaries for use in the Finance Business or the Finance-Related Insurance Business, liens on such property at the time of its acquisition or liens on fixed assets used in the Finance Business or the Finance-Related Insurance Business existing when a company becomes a Subsidiary, and (6) renewals of the foregoing. (Section 1004) The term "Restricted Subsidiary" means any Subsidiary of the Company engaged in the Finance Business or in the Finance-Related Insurance Business other than Subsidiaries that are organized or conduct a major portion of their business outside the United States, Puerto Rico or Canada. The term "Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company. (Section 101)

      Limitation on Dividends. Cash dividends on or acquisitions for value of capital stock of the Company subsequent to December 31, 1984 are limited to the sum of (i) consolidated net income of the Company and its consolidated Subsidiaries calculated in accordance with generally accepted accounting principles and (ii) net proceeds from cash sales of or cash contributions to capital stock, subsequent to December 31, 1984. Substantially concurrent acquisitions of capital stock out of the net proceeds of sales of capital stock are excluded. (Section 1005)

      Restricted Subsidiary Stock and Debt. The Company will not, and will not permit any Subsidiary to, sell or otherwise dispose of any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary except to the Company or to a Restricted Subsidiary unless simultaneously therewith all shares of stock and such indebtedness of such Restricted Subsidiary at the time owned by the Company and all Subsidiaries are sold or transferred. The Company will not permit any Restricted Subsidiary to issue, sell or dispose of, except to the Company or to a Restricted Subsidiary, (i) any preferred stock, except to any holders of the stock of such Restricted Subsidiary in the exercise of a pre-emptive right to subscribe to such preferred stock, or (ii) any other class of stock except on the condition that the proportionate amount of shares of stock of such class and of the total number of shares of stock of such Restricted Subsidiary held by persons other than the Company and its Restricted Subsidiaries shall not be increased and except for directors' qualifying shares. (Sections 1007 and 1008)

Modification of the Indenture

      The Indenture permits the Company and the Trustee, with the consent of the holders of not less than 66-2/3% in principal amount of the Debt Securities at the time outstanding thereunder and affected thereby, to execute a supplemental indenture modifying the Indenture or the rights of the holders of such Debt Securities and any related coupons, provided that no such modification shall, without the consent of the holder of each Debt Security affected thereby, (i) change the maturity of any Debt Security or coupon, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or change any Place of Payment or change the coin or currency in which a Debt Security or coupon is payable or affect the right of any holder to institute suit for the enforcement of payment in accordance with the foregoing, or (ii) reduce the aforesaid percentage of Debt Securities, the consent of the holders of which is required for any such modification. (Section 902)

      The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable in whole or in part as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, or upon the request of the Company or the Holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with the Indenture. (Section 1402) The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series, the persons holding or representing 66-2/3% in principal amount of the outstanding Debt Securities of such series will constitute a quorum. (Section 1404) Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any consent or waiver that may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of 66-2/3% in principal amount of the outstanding Debt Securities of that series; and provided further that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the outstanding Debt Securities of that series.

      Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons.

Events of Default

      The Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities thereunder: (i) default in payment of principal of or premium, if any, on any Debt Security of such series when due; (ii) default for 30 days in payment of interest on any Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment on any Debt Security of such series when due; (iv) default in performance of any other covenant in such Indenture, continued for 30 days after written notice thereof by the Trustee thereunder or the holders of 25% in principal amount of the Debt Securities of such series at the time outstanding; (v) default resulting in acceleration of maturity of any other indebtedness of the Company or any Restricted Subsidiary provided that such acceleration has not been rescinded or annulled within 10 days of written notice; and (vi) certain events of bankruptcy, insolvency or reorganization. (Section 501) The Company is required to file with each Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 1010)

      The Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable. (Section 502) In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all such Debt Securities and any related coupons waive any past default or event of default except a default not theretofore cured in payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series and any related coupons. (Sections 502 and 513)

      The Indenture contains a provision entitling the Trustee, subject to the duty of such Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debt Securities of any series or any related coupons before proceeding to exercise any right or power under the

Indenture with respect to such series at the request of such holders. (Section 603) The Indenture provides that no holder of any Debt Securities of any series or any related coupons may institute any proceeding, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee, for 60 days, to act after it is given notice of default, a request to enforce the Indenture by the holders of not less than 25% in aggregate principal amount of the then outstanding Debt Securities of such series and an offer of reasonable indemnity to such Trustee. (Section 507) This provision will not prevent any holder of Debt Securities or any related coupons from enforcing payment of the principal thereof and premium, if any, and interest thereon at the respective due dates thereof. (Section 508) The holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or which would be unjustly prejudicial to holders not joining therein. (Section 512)

      The Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder known to it, give to the holders of the Debt Securities of such series notice of such default if not cured or waived; but, except in the case of a default in the payment of principal of (or premium, if any), or interest on, any Debt Securities, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interests of the holders of such Debt Securities. (Section 602)

Defeasance

      The Company may terminate certain of its obligations under the Indenture with respect to Debt Securities of any series, including its obligations to comply with the covenants described under the heading "Restrictive Covenants" above, with respect to the Debt Securities of such series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of and interest on the Debt Securities of such series to maturity. Such deposit and termination is conditioned upon the Company's delivery of (a) an opinion of nationally recognized independent counsel that the holders of the Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination, (b) an officer's certificate and (c) if the Debt Securities of such series are then listed on the New York Stock Exchange, an opinion of counsel that the Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve the Company of its obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof. (Section 1301)

 Concerning the Trustee

      The Trustee is also trustee under indentures dated as of June 15, 1984 and September 15, 1986 between it and the Company.

                           DESCRIPTION OF WARRANTS

      The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

      Warrants may be offered independently or together with any series of Debt Securities offered by a Prospectus Supplement and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement ("Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company in connection with the certificates for the Warrants (the "Warrant Certificates") of such series and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant Certificates, are filed as an exhibit to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Warrant Agreements and Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant Certificates. Numerical references in parentheses below are to sections of the Warrant Agreements. Wherever particular sections or defined terms of the Warrant Agreement are referred to, it is intended that such sections or defined items shall be incorporated herein by reference.

General

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether such Warrants are to be issuable as Bearer Warrants and the terms upon which any Bearer Warrants of such series may be exchanged for Registered Warrants of such series; (ix) federal income tax consequences; and (x) any other terms of such Warrants.

      Warrant Certificates of each series will be issuable as Registered Warrants and may be issuable as Bearer Warrants. At the option of the holder upon request confirmed in writing, and subject to the terms of the relevant Warrant Agreement, Bearer Warrants of any series will be exchangeable into Registered Warrants or Bearer Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange, and Registered Warrants of any series will be exchangeable into Registered Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange, and Registered Warrants may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) without service charge and upon payment of any taxes and other governmental charges as described in the relevant Warrant Agreement. Such transfer or exchange will be effected when the Warrant Agent for such series of Warrants is satisfied with the documents of title and identity of the person making the request. Bearer Warrants will be transferable by delivery. (Section 4.01) Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the series of Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture. (Section 3.01)

Exercise of Warrants

      Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) at any time prior to 5:00 P.M., New York City time, on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants of such series will become void. (Sections
2.02 and 2.03)

      Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the amount required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on the reverse side of the Warrant Certificate evidencing such Warrants and, in the case of Bearer Warrants, compliance with the procedures specified in the applicable Prospectus Supplement. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of such Warrant Certificate. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. Registered Securities will be issued and delivered upon exercise of Registered Warrants. At the option of the holder of any Bearer Warrants, Registered Securities or Bearer Securities will be issued and delivered upon exercise of such Bearer Warrants. If fewer than all of the Warrants represented by a Registered Warrant are exercised, a new Registered Warrant will be issued and delivered for the remaining amount of Warrants. If fewer than all the Warrants represented by a Bearer Warrant are exercised, at the option of the holder thereof, a new Registered Warrant or Bearer Warrant will be issued and delivered for the remaining amount of Warrants. (Section 2.03)

       LIMITATIONS ON ISSUANCE OF BEARER SECURITIES AND BEARER WARRANTS

      In compliance with United States federal tax laws and regulations regarding the distribution of debt securities in bearer form, Bearer Securities and Bearer Warrants may not, in connection with their original issuance, be offered, sold, resold or delivered in the United States or to United States persons (each as defined below) except as otherwise permitted by Treasury Regulation Section 1.163-5(c)(2)(i)(D). Exceptions include offers and sales to offices located outside the United States of certain United States financial institutions that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder. Any underwriters, agents and dealers participating in the offering of Bearer Securities or Bearer Warrants will agree in writing that they will not offer, sell or resell any Bearer Securities or Bearer Warrants to persons within the United States or to United States persons (except as described above) nor deliver Bearer Securities or Bearer Warrants within the United States. In addition, any such underwriters, agents and dealers will agree to send confirmations to each purchaser of a Bearer Security or Bearer Warrant confirming that such purchaser represents that it is not a United States person or is a financial institution described above and, if such person is a dealer, that it will send similar confirmations to purchasers from it. Bearer Securities and any coupons attached thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code."

      Generally, for United States federal income tax purposes, any United States person who holds a Bearer Security will not be allowed to deduct any loss sustained on the sale, exchange, redemption or other disposition of such Bearer Security and will be taxed at ordinary income rates on any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange, redemption or disposition.

      As used herein, "United States" mean the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, and "United States person" means an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or any estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States Persons have the authority to control all substantial decisions of the trust.

      Pending the availability of a permanent Global Security or definitive Bearer Securities, as the case may be, Debt Securities that are issuable as Bearer Securities may initially be represented by a single temporary Global Security, with or without interest coupons, each to be deposited with a depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Cedel Bank, soci|fet|fe anonyme ("Cedel") for credit to the designated accounts against certifications to the effect described below. Following the availability of a permanent Global Security or definitive forms of Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary Global Security will be exchangeable for a permanent Global Security or for definitive Bearer Securities, respectively, only upon certification that an interest in such permanent Global Security or such definitive Bearer Securities is not being acquired by or on behalf of a United States person or, if a beneficial interest in such a Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above; provided, however, that no definitive Bearer Security will be issued if the Company has reason to know that such certificate is false. No definitive Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest in respect of any portion of the temporary Global Security payable in respect of an Interest Payment Date prior to the issuance of a permanent Global Security or definitive Bearer Securities of any series will be paid to each of Euroclear and Cedel with respect to the portion of the temporary Global Security held for its account. Each of Euroclear and Cedel will undertake in such circumstances to credit such interest received by it in respect of the temporary Global Security to the respective accounts for which it holds the temporary Global Security only upon receipt in each case of (i) certification that as of the relevant interest payment date the portion of the temporary Global Security on which such interest is to be so credited is not beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person or (ii) if a beneficial interest in the portion of the temporary Global Security on which such interest is to be so credited is beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person, certification that such United States person is a financial institution described above.

      Bearer Warrants will be issued only on receipt of a certification that the Bearer Warrant in question is not being acquired by or on behalf of a United States person or, if a beneficial interest in such Bearer Warrant is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above.

                             PLAN OF DISTRIBUTION

      The Company may offer and sell Debt Securities and Warrants, separately or together, to or through underwriters, acting as principals for their own accounts and/or as agents, and also may offer and sell Debt Securities and Warrants, separately or together, directly to dealers or other purchasers. Any such Debt Securities and Warrants may be offered and sold upon their original issuance or, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase by or on behalf of the Company, whether in accordance with a redemption or repayment pursuant to their terms, in the open market or otherwise. Any underwriter and/or agent will be identified and the terms of its agreement with the Company and its compensation will be described in the Prospectus Supplement. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities or Warrants offered thereby.

      Debt Securities and Warrants, separately or together, also may be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Debt Securities and Warrants remarketed thereby.

     The distribution of the Debt Securities and Warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Debt Securities and Warrants, dealers may receive compensation from the Company or from purchasers of Debt Securities or Warrants for whom they may act as agents, in the form of discounts, concessions or commissions. The dealers that participate in the distribution of Debt Securities or Warrants may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Debt Securities or Warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such compensation will be described in the Prospectus Supplement.

      Under agreements that may be entered into with the Company, underwriters, dealers, agents and remarketing firms may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

      If so indicated in the Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities or Warrants from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities or Warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the series of Debt Securities or Warrants being sold to such institutions are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities or Warrants not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity of performance of such contracts.

      Each underwriter, dealer, agent and remarketing firm participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

                                LEGAL MATTERS

      The validity of the Debt Securities and Warrants offered hereby will be passed upon for the Company by Christopher A. Taravella, Esq., Vice President and General Counsel of the Company, and for any underwriters and agents by Brown & Wood LLP, New York, New York. Mr. Taravella will rely as to all matters of New York law on the opinion of Brown & Wood LLP, and Brown & Wood LLP, will rely as to all matters of Michigan law on the opinion of Mr. Taravella. Mr. Taravella owns and has options to purchase shares of common stock of Chrysler. Brown & Wood LLP may from time to time render legal services to the Company and its affiliates.

                                   EXPERTS

      The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


      With respect to unaudited interim financial information of the Company for periods ended March 31, 1998 and 1997 included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in such Quarterly Report on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meanings of Sections 7 and 11 of such Act.

[ Back Cover, Left Column ]


    No person is authorized to give any information or to make any representations other than those contained in this Prospectus Supplement (including the accompanying Pricing Supplement) or the Prospectus, and if given or made such information or representation must not be relied upon as having been authorized. This Prospectus Supplement (including the accompanying Pricing Supplement) and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this Prospectus Supplement (including the accompanying Pricing Supplement) and the Prospectus or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement (including the accompanying Pricing Supplement) and the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or Chrysler Corporation since the date hereof, or that the information herein is correct as of any time since its date.

         Table of Contents

                                      Page
       Prospectus Supplement
Risk Factors  .....................    S-2
Prior Sales  ......................    S-3
Description of Notes  .............    S-3
Book-Entry System  ................   S-15
Certain United States Federal
  Income Tax Considerations  ......   S-16
Plan of Distribution  .............   S-24
             Prospectus
Additional Information
Incorporation by Reference ........      2
Chrysler Financial Corporation  ...      3
Risk Factors.......................      4
Chrysler Financial Corporation
  Selected Consolidated Financial
  Data  ...........................      5
Information Concerning Chrysler
  Corporation  ....................      9
Ratio of Earnings to Fixed Charges      13
Use of Proceeds  ..................     14
Description of Debt Securities  ...     14
Description of Warrants  ..........     20
Limitations on Issuance of Bearer
  Securities and Bearer Warrants  .     22
Plan of Distribution  .............     23
Legal Matters  ....................     25
Experts  ..........................     25

[ Back Cover, Right Column ]
========================

$3,500,000,000

[LOGO]  CHRYSLER
        FINANCIAL

Chrysler Financial Corporation



Medium-Tern Notes, Series R



---------------------------
PROSPECTUS SUPPLEMENT
---------------------------




Merrill Lynch & Co.
J. P. Morgan & Co.
Salomon Smith Barney

April 30, 1998

========================